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November 4, 2022

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Re:	OceanPal Inc.
Registration Statement on Form F-1
Filed October 13, 2022
File No. 333-267867

Dear Mr. Purcell:

This letter sets forth the response of OceanPal Inc. (the “Company”) to the comment letter dated November 2, 2022 (the “Comment Letter”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s registration statement on Form F-1 (File No. 333-267867) (the “Registration Statement”) filed on October 13, 2022 via EDGAR. The Company is today submitting via EDGAR this letter together with its amended filing on Form F-1, which responds to the Staff’s comment contained in the Comment Letter. Any capitalized terms used herein but not defined shall have the meaning ascribed to them in the Registration Statement.

Registration Statement on Form F-1 Compensation, page 67

1.             We note your disclosure on page 67 that you have no direct employees, and the services of your Executive Officers are provided by Steamship Shipbroking Enterprises, Inc. Please revise to disclose the amount of compensation paid, and benefits in kind granted, to the company’s directors and members of its administrative, supervisory or management bodies, for services in all capacities to the company and its subsidiaries by any person. See Item 6.B. of Form 20-F.

In response to the Staff’s comment, the Company has amended the disclosure on page 67 of the Registration Statement to include the aggregate amount of compensation paid to the Company’s executive officers for its 2021 fiscal year, which reflected the period from the Company’s commencement of operations (November 29, 2021) through December 31, 2021, as set forth below:

Aggregate executive compensation (which includes amounts paid to Steamship Shipbroking Enterprises Inc.) for 2021 was $0.19 million. Since November 2021, the services of our executive officers have been provided by Steamship Shipbroking Enterprises Inc., an affiliated company, pursuant to the agreements described in "Directors, Senior Management and Employees - Related Party Transactions". Under the agreements in effect during 2021, fees for 2021 amounted to $0.19 million. We consider fees under these agreements to constitute the compensation paid to our executives.

The Company supplementally advises the Staff that full year 2022 aggregate executive compensation will be reflected in the Company’s annual report on Form 20-F for the fiscal year ending December 31, 2022.

If you have any questions or comments concerning the enclosed, please feel free to contact the undersigned at (212) 574-1265 (horton@sewkis.com).

Sincerely,

/s/ Edward S. Horton

Edward S. Horton, Esq.